Mail Stop 3561

August 17, 2006

Polly G. Sack
General Counsel
GateHouse Media, Inc.
350 Willowbrook Office Park
Fairport, New York 14450

       Re: GateHouse Media, Inc.
              Registration Statement on Form S-1
              Filed July 21, 2006
              File No. 333-135944

Dear Ms. Sack:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Prospectus Summary, page 1

2. We note that several sections of the summary are identical to the Business section beginning on page 48. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight these points in a clear and concise manner.

GateHouse Media, Inc. page 1

3. Please provide us with support for the statement that you are one of the largest publishers of locally based print and online media in the United States. Additionally, please provide support for similar statements throughout the document. For example, we note your statements in the Business section that you are the "largest community newspaper publisher in New England …," and that you are "one of the largest newspaper publishing companies in the State of Illinois."

4. We note that the last sentence of the first paragraph of this section includes your total pro forma revenue for the twelve months ended December 31, 2005. Please expand this disclosure to include your pro forma net loss for the same period in order to help investors create a context to evaluate the rest of the information in the summary.

5. Please revise to limit the marketing language in this section and throughout. For example, please avoid using phrases such as "superior access to local customers" as used here, and "trusted voice" and "reader loyalty" as used on page 3. We also note your use of the phrases "must read" and "must visit" on page 4. Finally, avoid using phrases like "attractive markets" and "fabric of these communities" as used on page 55.

6. We note that you have made significant acquisitions in the recent past and plan to continue acquiring companies in the future. Please revise your disclosure to indicate whether you have any current plans, proposals or arrangements with respect to specific acquisition targets.

7. Given your net losses for the past several years, please revise to either remove the references to your "high" profit margins or better explain what you mean by this term.

8. We note that you plan to grow your revenue, cash flow and dividends per share. Please revise this statement here and throughout the filing to clarify that you have not yet paid regular dividends.

Our Industry, page 2

9. Please provide support for the industry statistics you cite here and throughout the filings. For example, we note your estimate that the locally oriented segment of the U.S. advertising market generated revenue of approximately $100 billion in 2005. Additionally, provide copies of the reports by Dirks, Van Essen & Murray, as well as any other entity whose reports you mention in the filing, clearly marking the relevant sections that support the references made in the prospectus. Ensure that you provide the reports you reference in footnote 1 to the table provided on page 50. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

10. Please provide support for your assertion that local publications are able to reach nearly 100% of the households in a distribution area by combining paid circulation publications with total market coverage publications.

Our Strengths, page 3

11. Please avoid highlighting strengths without discussing correlating risks or weaknesses. For example, when discussing your recurring cash flow, please include a discussion of it in relation to your expenditures and debt service requirements.

Recent Acquisitions and Our Recent Financing, page 5

12. Revise your disclosure in this section to clearly indicate that affiliates of the underwriters are lenders under your credit facilities and will therefore receive a substantial portion of the offering proceeds. Additionally, make corresponding changes under "The Offering" and in the Use of Proceeds section. Finally, expand the disclosure you have provided in the last sentence on page 92 to clearly indicate that affiliates of the underwriters will receive proceeds from the offering.

Principal Stockholder, page 5

13. Expand the disclosure in this section to clearly state that Fortress will control all corporate matters due to its ownership interest in the company. Additionally, revise to provide disclosure similar to that provided on page 84 regarding the fact that Fortress and the Fortress executives may engage in business with entities competing with the company and that you have renounced any interest or expectancy in any related corporate opportunities. Finally, provide a separate risk factor regarding this topic, as well.

Summary Historical Consolidated and Pro Forma Financial Data, page 7
Selected Consolidated Historical and Pro Forma Financial and Other Data, page 27

14. We note from your disclosure in footnote (1) that the pro forma basic and diluted earnings (loss) from continuing operations per share have been computed as if this stock split had occurred as of the beginning of each of the applicable periods presented. Please clarify whether the stock split will occur prior or subsequent to the effectiveness of your Form S-1 registration statement. If the stock split will occur prior to the effective date of a registration statement, please revise to give retroactive effect in the historical balance sheets and earnings per share amounts throughout the registration statement. See SAB Topic 4C and paragraph 54 of SFAS No.128. If the stock split will occur subsequent to effectiveness, only pro forma presentation is appropriate.

Summary Historical Consolidated and Pro Forma Financial Data, page 7
Selected Consolidated Historical and Pro Forma Financial and Other Data, page 27
MD&A – Non-GAAP Financial Measures, page 45

15. We note that you define Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), depreciation and amortization, non-cash compensation related expenses and other non-recurring items. We note from your reconciliation of Adjusted EBITDA on pages 10, 30 and 47 that several of the items such as (gain) loss on sale of assets, non-cash compensation, and restructuring charges have occurred in the last several years and there is no indication they will not recur in the future. This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years. Please revise your adjusted EBITDA amounts to exclude recurring items or items that are reasonably likely to recur. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003.

Risk Factors, page 11

16. Please delete the last sentence of the opening paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

17. Please include a risk factor to discuss your lack of profitable operations in recent periods and any impediments to profitable operations in the near term.

Our indebtedness could adversely affect our financial health, page 11

18. Please disclose here the amount of your debt which is subject to floating rates.

19. Please expand upon your disclosure to discuss in quantified terms the impact servicing your high level of debt has on your results of operations.

We could be adversely affected by declining circulation, page 14

20. Instead of referring only to the average circulation decline over the last 10 years, if available, please also provide data on the average decline in daily newspaper circulation during the past few years in order to provide investors with an idea of what the recent trend has been. Please also discuss whether the National Do Not Call Registry has had any material effect on your circulation.

We have identified material weaknesses in our internal controls, page 17

21. We note from your disclosure on page 17 that your independent auditor determined that there were two material weaknesses in your internal controls over financial reporting for the year ended December 31, 2005. Please explain to us how and when this material weakness was discovered and describe why you believe that the amounts presented in the audited financial statements as of December 31, 2005 and the unaudited financial statements of March 31, 2006 are not misstated. Your response should explain what additional procedures were employed by the Company and its independent auditor in order to compensation for the two material weaknesses in internal controls.

Use of Proceeds, page 22

22. We note your statement that a portion of your proceeds will be used for general corporate purposes. If you plan to use any of the proceeds to pay dividends, revise to disclose this and clarify that a portion of the proceeds will be paid to Fortress.

Dividend Policy, page 23

23. We note the disclosure on page 23 indicating that the Company intends to pay regular quarterly dividends. As the Company has a history of losses reflected in its audited financial statements and also has losses reflected in the pro forma information included elsewhere in the registration statement, please revise this discussion to explain why the Company believes it will have the ability to pay regular quarterly cash dividends in future periods. The Liquidity and Capital Resources section of MD&A should also be revised to include similar disclosures.

    Also, if a dividend was declared that has not been reflected in the historical financial statements as of the latest interim period presented as implied by the disclosures on page 23, please revise to include a pro forma balance sheet alongside the Company's historical balance sheet as of the latest interim period presented giving effect to the dividend payment. Pro forma earnings per share should also be presented for the latest fiscal year and subsequent interim period presented giving effect to the number of shares to be issued in the public offering whose proceeds will be required to fund the dividend. Refer to the guidance outlined in SAB Topic 1:B:3.

24. As a follow-up to the comment above, please revise to disclose all of the specific financial covenants in your debt instruments that may restrict you from paying dividends along with information regarding whether you were in compliance with such covenants and whether your financial ratios were sufficient to allow the payment of dividends as of the year ended December 31, 2005 and as of the quarter ended June 30, 2006 on a pro forma basis. Additionally, revise to discuss what the potential long-term implications for your business and financial condition are, given your plan to pay dividends despite the company incurring net losses and having a significant amount of debt. For example, we note from page 80 that you are required to prepay borrowings with 50% of your excess cash flow. How might this affect your ability to pay dividends while continuing to maintain and grow your business? Revise accordingly.

Capitalization, page 24

25. We note from your disclosure on page 22 that you intend to use the proceeds from the offering to repay in full the $152 million second lien term loan and for general corporate purposes. In light of the fact that you will use the proceeds for both the repayment of debt and general corporate expenses, but you will only adjust the pro forma capitalization amount to reflect payment of the debt, please revise your disclosure in the footnotes to clarify that the pro forma as adjusted column gives effect to the repayment of the second lien term loan rather than "the intended application of the net proceeds of the offering."

<u>Selected Consolidated Historical and Pro Forma Financial and Other Data, page 27</u>

26. Please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

<u>Management's Discussion & Analysis, page 31</u>

27. Please note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. As such, please revise your disclosure so that it communicates more than just what numbers have changed within the financial statements and provides management's perspective and analysis of such changes. For example, we note from disclosure in your Risk Factors and Business sections that newspaper circulation has declined every year since 1996. If this decline has had a material effect on your results of operations, you should revise to discuss this trend. Additionally, while we note that you have provided disclosure regarding several line items, you have not provided corresponding disclosure regarding changes in your net income or loss and what the main business reasons behind such changes were. Please revise accordingly. Refer to SEC Release No. 33-8350 dated December 19, 2003.

28. We note from your disclosure on page 67 that immediately following the consummation of the offering, you will grant a certain number of restricted common shares to management or directors. Please revise your MD&A section to disclose the total expected value of these shares and the amount expected to be included in compensation expense during fiscal 2006.

<u>Predecessor and Successor, page 32</u>

29. We note your disclosure that the purchase of $9.5 million of leased equipment was consummated simultaneously with the Merger. Please provide us details of the nature of this transaction including the entity (e.g., related party or independent third party) from which the equipment was purchased.

<u>Results of Operations, page 33</u>

30. We note that you have presented combined financial information for fiscal year 2005 for your results of operations on page 34 and cash flow activity on page 39. Please remove this combined presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not

comply with Item 10(e) of Regulation S-K. In addition, as you have noted, the two periods you have combined are not comparable due to the change in basis resulting from the purchase price allocation. In terms of your management's discussion and analysis for your results of operations, please revise your discussion to provide more comparison of the predecessor and successor periods within 2005 as well as comparison of those periods with fiscal 2004. For example, interest expense should be discussed in terms of the changes from 2004 and also the changes between the period from January 1, 2005 to June 5, 2005 and June 6, 2005 to December 31, 2005 that occurred as a result of the merger.

Loss on the Sale of Assets, page 35

31. As your loss on the sale of assets appears to be significantly larger than in past periods, consider providing greater insight into why you disposed of certain publications, real estate and equipment, and whether any future material disposals are anticipated.

Liquidity and Capital Resources, page 39

32. Please revise your liquidity section of MD&A to disclose the estimated amount you will spend on capital expenditures during 2006.

Business, page 48

33. We note your disclosure regarding applicable environmental laws on page 15. Please expand your Business section to provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K or advise.

34. Please consider expanding this section to provide more detail regarding the material terms of the Fortress acquisition. For example, we note the information you have provided in bullet-point format beginning on page F-18. Refer to Item 101(a)(1) of Regulation S-K.

The Internet, page 51

35. Please provide support or revise to provide better context for your assertions in this section regarding the status of the industry. For example, why do you believe that local publications are uniquely positioned to capitalize on their existing market franchise by utilizing online publishing, and what is the basis for your assertion that national retailers recently expressed interest in reaching buyers on a hyper-local level? Revise accordingly or advise.

36. Please disclose what "industry sources" you are relying upon with respect to the statistics you cite in this section.

Overview of Operation, page 55

37. Consider including as an exhibit a list of all of your publications, organized by their geographic region and publication and circulation type, comparable to what you have on your website.

Competition, page 63

38. Please significantly expand upon your disclosure to provide more detail regarding the competition you face. Your discussion should address the competitive environment for each of the geographic markets you serve. Additionally, if you know that one or a small number of competitors is dominant in your industry, please revise to identify such competitors. See Item 101(c)(1)(x) of Regulation S-K.

Compensation of Executive Officers, page 68

39. We note that the compensation paid to several of your executives involved loan forgiveness. Please tell us whether any of your executives continue to have outstanding loans. If so, revise Certain Relationships and Related Transactions accordingly or tell us why such revisions are not necessary.

Certain Relationships and Related Transactions, page 76

40. You indicate on page 77 that two affiliates of Fortress currently hold first lien term loans under your 2006 Credit Facility. Revise to name the affiliates and specify the material terms of the loans held. See Item 404(a) of Regulation S-K.

41. We note from page F-43 that as of December 31, 2005, the company owed Fortress $529,000 in consulting fees. Revise this section to disclose this transaction or advise.

Description of Indebtedness, page 80

42. The description of your credit agreements in the text of the registration statement should be materially complete, without reference to the provisions of the formal documents you attach as an exhibit. Accordingly, please remove the language indicating that the summaries in this section are "qualified in their entirety" by the related exhibits.

Underwriting, page 88

43. We note from page 92 that you agreed to indemnify the underwriters against certain liabilities. Please expand upon your disclosure to provide a brief description of the indemnification provisions pursuant to Item 508(g) of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2006, page F-4

44. Please revise to provide separate disclosure of each adjustment to the pro forma balance sheet. Note that each adjustment to your pro forma balance sheet should be presented on a gross rather than net basis and should be individually self-balancing.

Note (D) Adjustments, page F-5

Adjustment (1)

45. We note your disclosure that the pro forma amount reflects the "net" adjustment of the cash position due to changes in net assets and liabilities and cash balance after the Acquisitions and 2006 Financing transaction. Please revise your note to include detail of how this amount was calculated or determined, including a break out of each category of assets and liabilities included in the adjustment.

Adjustment (2)

46. Revise footnote (D)(2) to explain the nature and amounts of the assets and liabilities of Enterprise and CNC that were not being purchased by the company.

Adjustment (4)

47. We note from the disclosures provided in adjustment (4) that you expect to recognize a significant amount of goodwill in connection with the both the Enterprise and CNC acquisitions. Please tell us and revise your disclosure to explain the reasons for the acquisition and the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the requirements outlined in paragraph 51b of SFAS No.141.

Adjustment (5)

48. We note that you allocated $188,891 of the total purchase price of the combined CNC and Enterprise acquisitions to intangible assets. Please revise your notes to the pro forma statements to explain the methods and assumptions used to determine the portion of the purchase price that was allocated to subscriber relationships, advertiser lists, mastheads and non-compete agreements. Also, please revise to explain the facts and circumstances considered in determining the estimated useful lives used to amortize each category of identifiable intangible assets to expense and explain why you believe you will continue to derive benefits from this intangible for that period. Additionally, revise to explain in further detail the basis that is being used to amortize each category of intangible assets to expense (e.g., straight line amortization).

Adjustment (6)

49. Please revise to explain your methods and assumptions for determining the amount of capitalized deferred financing costs, including the nature and terms of the related debt.

 Adjustment (8)

50. Please revise to explain in further detail how the adjustment to deferred taxes was calculated or determined.

Adjustment (9)

51. Please revise to state your methods and assumptions for determining the net accrued benefit cost assuming the Acquisitions took place on March 31, 2006.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2005 and the three months ended March 31, 2006

Note (D) Adjustments, page F-10

Adjustment (1), page F-10

52. Please revise to state the methods and assumptions used to determine the pro forma depreciation and amortization expense for property, plant and equipment and intangible assets. As part of your revised disclosure, please indicate the useful lives over which the various categories of tangible and intangible assets acquired are being amortized to expense.

Adjustment (3), page F-11

53. Please revise your disclosure to explain the assumptions for eliminating all other interest expense related to mandatorily redeemable preferred stock including that acquired in the CP Media acquisition in the pro forma adjustments.

Adjustment (4), page F-11

54. Please revise to eliminate pro forma adjustment (4) from the pro forma statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 as this adjustment does not appear to have a continuing impact on the Company's results of operations as required by Rule 11-02(b)(6) of Regulation S-X.

Adjustment (5), page F-12

55. Please revise to explain the methods and significant assumptions used to determine the pro forma adjustment reflecting amortization of deferred financing costs. As part of your revised disclosure, please indicate the method and amortization period being used to amortize deferred financing costs to expense. Also, please revise to eliminate the portion of adjustment (5) eliminating the write-off of deferred financing costs included in Enterprise's historical statement of operations. The elimination of this write-off is not considered appropriate since this adjustment will not have a continuing impact on the Company's results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Adjustment (6)

56. Please tell us and explain in footnote (D)(6) the nature of the expenses related to liabilities of Enterprise that were not assumed by the Company in the acquisition.

Adjustment (7), page F-12

57. Please revise to include the tax rate used in the pro forma adjustment to income tax expense (benefit).

Other

58. Based on the disclosures provided in Note 17 to the Company's audited financial statements, it appears that management fees paid to Leonard Green & Partners L.P. were eliminated as a result of the Fortress Acquisition. As the elimination of these fees is directly attributable to the acquisition and has a continuing impact on the Company's results of operations, please revise to include a pro forma

adjustment in the pro forma statement of operations for the year ended December 31, 2005 giving effect to the elimination of these management fees.

GateHouse Media Inc. Audited Financial Statements for the year ended December 31, 2005

Consolidated Statements of Stockholders' Equity (Deficit), page F-16

59. We note that the shares of stock issued in connection with the merger have been recorded at a value of $1000 per share. Please explain to us and revise your MD&A to discuss how you determined or calculated the value of the stock. Also, please tell us and disclose in your notes to the financial statements and MD&A how you valued the restricted stock grants issued on June 6, 2005 and during the three months ended March 31, 2006. Also, as part of your response, please indicate why a value of $604 was reflected in your statement of changes of equity in connection with the 3,200 restricted shares issued during the quarter ended March 31, 2006 when Note 2 on page F-50 indicates the shares had a weighted average grant date fair value of $1,501 or approximately $4.8 million. We may have further comment upon receipt of your response.

Consolidated Statements of Cash Flows, page F-17

60. We note you have classified the issuance of senior debentures in lieu of paying cash interest on senior discount debentures and senior debentures as an operating activity on the statements of cash flows. We also note that these senior debentures were exchanged for New Senior Debentures on February 28, 2005, and the entire amount of New Senior Debentures was redeemed on June 7, 2005 and is presented as a financing activity on the statement of cash flows. Please reclassify the portion of the redemption of New Senior Debentures that originally related to the 11 5/8% senior debentures, which represents interest incurred but not paid, as an adjustment to reconcile net income (loss) to net cash from operating activities. Refer to paragraph 23(d) and footnote 12 to paragraph 28 of SFAS 95 and question 22 of Section 1300 of the AICPA Technical Practice Aids for guidance.

Notes to the Financial Statements

61. We note from your disclosure on page 16 that as of June 30, 2006 Fortress beneficially owns stock representing approximately 96% of the voting stock of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. To the extent that Fortress will continue to own more than 50% of your voting stock subsequent to the transaction, please revise the footnotes to the financial statements to disclose

the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-18

(f) Goodwill and Intangible Assets, page F-19

62. We note the disclosure that advertiser and subscriber relationships were amortized over useful lives of 30 and 20 years, respectively for the predecessor and are being amortized over useful lives of 18 and 19 years, respectively for the successor. Please tell us in further detail how the Company determined the amortization periods previously and currently being used for the Company's advertiser and subscriber relationships. As part of your response, please tell us how the Company's historical attrition rates for its advertiser and subscriber relationships support the use of amortization periods in excess of fifteen years. We may have further comment upon receipt of your response.

63. We note that you assess impairment of goodwill and mastheads by using multiples of recent and projected revenues and EBITDA for individual or strategic regional clusters of properties to determine the fair value of the properties. Please tell us and clarify your disclosure here and in the Critical Accounting Policy section of MD&A to indicate how the regional clusters of property are considered "reporting units" as that term is used in paragraph 18 of SFAS No. 142.

Note 2. Acquisitions, page F-24

(b) Lee Exchange – 2004

64. Please tell us and revise Note 2 to explain how you determined the fair values of the newspapers received from Lee Enterprises, Inc. in the exchange transaction that occurred in February 2004. Also, please revise Note 2 to disclose the revenues associated with the newspapers disposed of in the Lee Exchange transaction that have been reflected in discontinued operations for 2003 and 2004. Refer to the disclosure requirements outlined in paragraph 47c of SFAS No.144.

(c) – Fortress Acquisition, page F-25

65. Please revise your disclosure to disclose the primary reasons for the acquisition including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141. Also, please tell us in further detail and revise the notes to your financial statements to explain the methods used to determine

the fair values allocated to the various categories of intangible assets acquired in the acquisition transaction. As part of your response, you should also explain why only a very small portion of the purchase price was assigned to customer relationships.

Note 4 Goodwill and Intangible Assets, F-29

66. Please tell us and explain in further detail in Note 4 the nature of the $4,428 adjustment to goodwill related to the income tax valuation allowance.

Note 7. Lease Commitments, page F-31

67. We note that the total minimum lease payments disclosed in Note 7 of $3,062 does not agree with the $6,095 amount disclosed in the table of contractual obligations on page 42. Please resolve these inconsistencies and revise your disclosures accordingly.

Note 9. Revolving Credit Facility and Term Loan B (Collectively the Amended Credit Facility), page F-34

68. We note your disclosure that on June 23, 2005 you entered into an interest rate swap which was intended to qualify as a cash-flow hedge under SFAS No. 133, and at December 31, 2005 this interest rate "hedge" was deemed ineffective and the fair value of the derivative was recognized through current earnings. However, although it appears from your disclosure that the instrument has been designated as a cash flow hedge, we note in the notes to the unaudited financial statements for the three months ended March 31, 2006 that on February 20, 2006, you redesignated the swap as a cash flow hedge. Please explain to us and clarify in your disclosure the type of hedge (fair value or cash-flow) that you designated to the derivative instrument between June 23, 2005 and December 31, 2005. Include in your response your methods and assumptions for determining that the interest rate swap qualified for hedge classification under paragraph 20 of SFAS No. 133, and specifically explain how you determined that the swap was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge, in light of the ineffectiveness determined at December 31, 2005. Also, please tell us the nature of the changes in circumstances that occurred between June 23, 2005 and December 31, 2005 that caused the hedge to be deemed ineffective at December 31, 2005.

Note 11. Preferred Stock, page F-37

69. We note that you adopted SFAS No. 150 on July 1, 2003. Please tell us in detail how you calculated or determined the estimated fair value of your redeemable preferred stock at the date you adopted SFAS No.150. Also, tell us why you have

not reported the cumulative effect of a change in accounting principle by initially measuring the financial instruments at fair value during 2003, as required by paragraph 29 of SFAS No. 150.

70. We note that on February 28, 2005, $69,200 of the 11 5/8% Senior Discount Debentures due 2009 plus interest and $17,547 of the 11 5/8% Senior Debentures due 2009 plus interest were exchanged for $87,503 of Senior Debentures due 2013 (the New Senior Debentures). Citing relevant accounting guidance, please tell us in detail how you accounted for this transaction, including whether you recognized a gain or loss on the exchange and why or why not and how that gain or loss was calculated. Please ensure your response addresses your consideration of EITF 96-19 and APB 26, as applicable. Also, please tell us and revise your disclosure to state the interest rate on the New Senior Debentures. Similarly, please tell us the nature of the original exchange or conversion terms for the Series A 14 ¾% Senior Redeemable Exchangeable Cumulative Preferred Stock and explain how you accounted for the exchange transaction with the Series B-1 Senior Preferred Stock. Also, please explain why these exchange transactions have not been reflected in your supplemental disclosure of non-cash investing and financing activities on your statements of cash flows. Additionally, please tell us the business purposes for the exchange transactions. We may have further comment upon receipt of your response.

Note 12. Income Taxes, page F-38

71. We note that your valuation allowance increased by $32,180 during 2005. Please revise your note to provide more detail of why management believed an increase to the valuation allowance in that amount was appropriate as a result of "purchase accounting".

Note 13 – Earnings (Loss) per Share

72. We note from the disclosures included in Note 13 that the Company has included the restricted shares issued in 2005, which are not yet vested, in the weighted average shares used to compute both basic and diluted earnings per share. Note that shares which become vested upon the passage of time should not be included in the weighted average shares used to compute basic earnings per share and should be included in the computation of diluted earnings per share only if dilutive. Please revise to eliminate these restricted shares from the weighted average shares used in the computation of basic earnings per share for all periods presented.

GateHouse Media Inc. Unaudited Interim Financial Statements for the three months ended March 31, 2006

General

73. Please revise the notes to the Company's interim financial statements to give effect to our comments on the Company's audited financial statements, where applicable.

Notes to the Financial Statements

Note 2. Stock Based Employee Compensation, page F-48

(a) Stock Option Plan and Other Awards, page F-49

74. We note that in January 2006, a management investor purchased 250 shares of common stock at a discount. Please explain to us and revise your disclosure in your notes to the financial statements and MD&A to indicate the amount of the discount given to the investor and to explain how you determined the value of the shares issued.

75. Please tell us and explain in Note 2 how you calculated or determined the amount of compensation expense of $404 that was recognized for share based payments during the three months ended March 31, 2006. As part of your revised disclosure, please indicate whether the valuation used to determine the fair value of stock-based compensation grants was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party. Also, please explain how you determined the total compensation cost not yet recognized for unvested awards at March 31, 2006.

    Also, to the extent that the fair values of stock-based compensation grants made during the twelve month period preceding your planned public offering were valued using a retrospective valuation or a valuation by a related party, please revise MD&A to include a discussion of the following matters:

    - A discussion of the significant factors, assumptions and methodologies used in determining fair value
    - A discussion of each significant fact contributing to the difference between the fair value as of the date of grant and the estimated public offering price, or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.
    - The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation".

CP Media Audited Financial Statements

Statements of Operations, page F-55

76. Please revise to include the statement of operations for the nine months ended April 2, 2005 (or period comparable to the nine months ended April 2, 2006). This statement may be unaudited. See Rules 3-05 and 3-02(b) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-58

(m) Goodwill and Other Intangible Assets, page F-60

77. In light of the fact that goodwill represents a significant portion of your total assets on your balance sheets in each of the periods presented, please revise your disclosure in the notes to the financial statements to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset, and further, in determining the amount of any impairment loss to be recognized.

Note 9. Commitments and Contingencies – Operating Leases, page F-69

78. We note that in the year ended June 27, 2004, CP Media completed a sale-leaseback transaction and deferred $260,000 of the $556,000 total net gain. Please provide us details as to the nature of this transaction and explain your accounting basis for deferring a portion of the gain.

Enterprise Newsmedia LLC Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-87

(i) Identifiable Intangible Assets and Goodwill, page F-88

79. In light of the fact that goodwill represents a significant portion of your total assets on your balance sheets in each of the periods presented, please revise your disclosure in the notes to the financial statements to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Also, please disclose the

significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset, and further, in determining the amount of any impairment loss to be recognized.

Other

80. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

81. Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3454.

Regards,

Sara Kalin
Branch Chief - Legal

cc: Via Facsimile (212) 728-9219
        William N. Dye, Esquire
        Rosalind Fahey & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019